SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 01, 2003

Date of Earliest Event Reported: May 01, 2003

Reconstruction Data Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

California   **22-3755993**
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   **333-64122**

11650 Iberia Place, Suite 201
San Diego, California 92128
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): **(858) 618-1085**

(Former Name and Address of Registrant)

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE

Tuesday, April 29, 2003
Company Press Release
Source: Verdisys, Inc.

Verdisys, Inc. Announces Merger with Reconstruction Data Group, Inc.

Oil Services Industry Pioneer Plans to go Public

Houston, Texas - May 1, 2003: Verdisys, Inc. of Houston, Texas, a leading provider of patented lateral drilling oil services and satellite solutions for Energy Production Enhancement, and Reconstruction Data Group, Inc., a California corporation (OTCBB: RDGI - News) today announced they have signed a definitive agreement to merge the two companies in a stock-for-stock transaction. After completion of the merger, the combined companies will have approximately 28 million outstanding shares.

Dr. Ron Robinson, former President of Texaco Technologies and now Chairman of the Board of Verdisys, Inc., said: "This merger is the next step in executing the Verdisys business plan, expanding the resources of the company and creating a unique opportunity to service the needs of energy companies today in energy production enhancement. Access to the public markets will provide Verdisys the credibility and financial strength to deliver the significant potential of the patented and proprietary services it brings to the oil and gas industry."

Verdisys recently acquired the U.S. and Canadian rights to the patented Landers lateral drilling technology, considered to be a leading technology in the market for enhancing oil and gas well production from existing fields. These services allow increased oil and gas production from existing wells as well as extracting oil and gas from wells previously "tapped out". There are 1.7 million petroleum wells that would benefit from the economics of Verdisys' lateral drilling and high-speed satellite connectivity services. An estimated 87% of the known oil reserves in the United States remain untapped, a total potential market of more than $50 billion. Verdisys' lateral drilling services provide a unique and cost effective method of tapping these reserves. By tapping these existing reserves the Company will lessen North America's dependency on overseas oil imports and further energy conservation and preservation efforts.

"We are very excited at the prospect of realizing this significant goal in the Company's long term plans. Our customers and prospects look to us to provide mission critical services and solutions," said Dan Williams, President and Chief Executive Officer. "This milestone ensures we can execute our longer term strategic objectives for the Company."

Strategically, the merger allows Verdisys to grow its Lateral Drilling and Satellite Communication businesses in tandem. The Company's Satellite Communications business, "Satellite Private Networks™ (SPN's™)", utilize two-way satellite broadband to provide energy companies with a wide variety of Remote Energy Management applications. Verdisys has developed unique, high quality and cost effective satellite communication capabilities that provide Energy Companies access to remote sites, including well heads, drilling platforms and storage facilities.

About Verdisys, Inc.

Verdisys, Inc. provides proprietary oil services and solutions for Energy Production Enhancement in the areas of Satellite Communications and patented Lateral Drilling Technologies. Verdisys has developed unique, high quality and cost effective satellite communication capabilities that provide Energy Companies access to remote sites. The Company's key focus is on monitoring and control of applications involving SCADA (Supervisory Control and Data Acquisition) implementations in the areas of oil and gas exploration, production, power distribution and other energy management applications. In the U.S. and Canada, Verdisys provides oil and gas companies with a patented lateral drilling service utilizing specially fabricated mobile drilling rigs. These services have had more than a decade of proven success in dramatically increasing the production of oil and gas wells.

For more information visit www.verdisys.com or call 281-364-6999.

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Safe Harbor Statement

Statements in this release that are not historical, are forward looking and involve known and unknown risks and uncertainties, which may cause Verdisys' actual results in future periods to be materially different from any future performance that may be suggested in this release. Such factors may include, but are not limited to, the need to raise equity capital, the ability to obtain equity financing on acceptable terms, if at all, a severe worldwide slowdown in the energy services sector, working capital constraints, fluctuations in customer demand and commitments, fluctuation in quarterly results due to the timing of orders and our capacity to fulfill them, introduction of new services, commercial acceptance and viability of new services, cancellations of orders without penalties, pricing and competition, reliance upon subcontractors, the ability of Verdisys' customers to finance their purchases of Verdisys' services, the timing of new technology and product introductions, and the risk of early obsolescence. Further, Verdisys operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond Verdisys' control, such as announcements by competitors and service providers.

CONTACT:

Investor Contact: John Liviakis, Liviakis Financial Communications, Inc.
(415)-389-4670 or info@liviakis.com

Company Contact: Andrew Wilson, Chief Financial Officer, Verdisys, Inc.
(510)-749-0836 or awilson@verdisys.com

Media Contact: Sinan Kanatsiz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

<u>   Reconstruction Data Group, Inc.   </u>
Registrant

Dated: May 01, 2003   By: <u>   \s\ Scott B. Baker   </u>
Scott B. Baker, President